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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

inTEST Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

461147 10 0
(CUSIP Number)

December 31, 2000
(Date of Event Which Requires Filings This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]    Rule 13d-1(b)
[   ]    Rule 13d-1(c)
[   ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act however, see the Notes).

CUSIP No. 461147 10 0

1.	NAME OF REPORT PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON Temptronic Corporation Equity Participation Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	[ ] [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Massachusetts
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 414,634
	6.	Share Voting Power 250,523
	7.	Sole Dispositive Power 414,634
	8.	Shared Dispositive Power 250,523
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 665,157 (7.68%)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.68%
12.	TYPE OF REPORTING PERSON* EP

CUSIP No. 461147 10 0

Item 1.
(a)	Name of Issuer: inTEST Corporation

(b)	Address of Issuer's Principal Executive Office inTEST Corporation 7 Esterbrook Lane Cherry Hill, New Jersey 08003

Item 2.
(a)	Name of Person Filing: Temptronic Corporation Equity Participation Trust

(b)	Address of Principal Business Office: Temptronic Corporation Equity Participation Trust c/o inTEST Corporation 7 Esterbrook Lane Cherry Hill, New Jersey 08003

(c)	Citizenship: Commonwealth of Massachusetts

(d)	Title of Class of Securities Common Stock, par value $0.01

(e)	CUSIP Number: 461147 10 0

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

[ ]	Broker or Dealer registered under Section 15 of the Act.
[ ]	Bank as defined in Section 3(a)(6) of the Act.
[ ]	Insurance Company as defined in Section 3(a)(19) of the Act.
[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940
[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
[X]	An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F).
[ ]	A parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G).
[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 461147 10 0

Item 4.		Ownership

	(a)	Amount Beneficially Owned: 665,157 shares of common stock

	(b)	Percent of Class: 7.68%

	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote:	414,634
		(ii)	Shared power to vote or to direct the vote:	250,523
		(iii)	Sole power to dispose or to direct the disposition of:	414,634
		(iv)	Shared power to dispose or to direct the disposition of:	250,523

Item 5.		Ownership of Five Percent or Less of a Class Not applicable.

Item 6.		Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable.

Item 8.		Identification and Classification of Members of the Group Not applicable.

Item 9.		Notice of Dissolution of Group Not applicable.

Item 10.		Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 461147 10 0

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Temptronic Corporation Equity Participation Trust

By:    /s/William O'Toole
Name:  William O'Toole
Title:    Trustee

Date:   February 12, 2001